Exhibit 12.1

Kennedy-Wilson Holdings, Inc.

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	6 months Ended
	June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees:
- Income (loss) before (provision for) benefit from income taxes	$14,800,000	$112,400,000	$122,500,000	$16,800,000	$6,841,000	$5,121,000
- Equity in earnings from real estate ventures (deduct income)	(27,600,000)	(97,400,000)	(54,200,000)	(41,400,000)	(21,527,000)	(12,507,000)

	(12,800,000)	15,000,000	68,300,000	(24,600,000)	(14,686,000)	(7,386,000)
Adjustments:
Fixed charges	96,926,000	166,580,000	136,314,000	55,382,000	32,960,000	24,737,000
Distributions from equity investees—operating	17,900,000	88,500,000	88,800,000	67,700,000	30,432,000	3,567,000
Interest capitalized	0	(200,000)	0	(800,000)	(2,258,000)	(2,716,000)

Total earnings	$102,026,000	$269,880,000	$293,414,000	$97,682,000	$46,448,000	$18,202,000

Fixed charges:
Interest
- Expensed	90,400,000	156,700,000	130,700,000	51,700,000	28,595,000	20,507,000
- Capitalized	0	200,000	0	800,000	2,258,000	2,716,000
Amortization related to indebtedness—(6063-1000)	5,819,000	8,156,000	4,114,000	2,160,000	1,205,000	812,000
Amortization of premiums and discounts					5,000	41,000
Estimated interest within rental expense	707,000	1,524,000	1,500,000	722,000	897,000	661,000

Total fixed charges	$96,926,000	$166,580,000	$136,314,000	$55,382,000	$32,960,000	$24,737,000
Preferred stock dividends	1,100,000	3,600,000	8,100,000	8,100,000	8,144,000	8,744,000
Total combined fixed charges and preferred stock dividends	98,026,000	170,180,000	144,414,000	63,482,000	41,104,000	33,481,000
Ratio of earnings to fixed charges	1.05	1.62	2.15	1.76	1.41	N/A

Amount of deficiency	$—	$—	$—	$—	$—	$6,535,000

Ratio of earnings to combined fixed charges and preferred stock dividends	1.04	1.59	2.03	1.54	1.13	N/A
Amount of deficiency recap of rent expense	0	0	0	0	0	15,279,000
Net rental expense (5310-1000 and 5310-1100)	2,141,000	4,618,000	4,546,000	2,188,000	2,718,000	2,004,000
Interest in rent—33%	707,000	1,524,000	1,500,000	722,000	897,000	661,000

8765-0200: Loan Fee Amort—Corporate	1,287,789	2,161,867	2,367,909
8765-0300: Loan Fee Amort—Investments	4,531,145	5,993,773	1,746,235	2,160,164

8375-0800: Rent (G&A)	2,111,522	4,375,350	4,322,105	2,069,934
8375-1000: Parking	29,586	242,846	223,919	118,059